Exhibit 99.1

Himalaya Shipping Ltd. (HSHP) - Delivery of Mount Etna and commencement of charter

Hamilton, Bermuda, April 13, 2023

Himalaya Shipping is pleased to announce that it has successfully taken delivery of the third of the twelve 210,000 dwt Newcastlemax newbuildings the Company has on order from New Times Shipyard.

The vessel ("Mount Etna") will commence a minimum 24 month charter with an evergreen structure thereafter and will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charters also include a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charters to fixed rates based on the prevailing forward freight agreement (FFA) curve from time to time.

"We are excited to take delivery of the third vessel, which is chartered on an index-linked time charter, earning a significant premium to a standard Capesize vessel. We are thankful to the shipyard which again has delivered a high-quality vessel slightly ahead of schedule, despite the previous difficult lock-down situation in China." says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 91831590.

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has three vessels in operation and nine Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions, and include statements relating to our statements with respect to the delivery of Mount Etna and the terms of its charter. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.